UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KEY TECHNOLOGY, INC.

(Name of Subject Company)

KEY TECHNOLOGY, INC.

(Name of Person Filing)

Common Stock, No Par Value

(Title Class of Securities)

493143101

(CUSIP Number of Class of Securities)

John J. Ehren

Chief Executive Officer

Key Technology, Inc.

150 Avery Street

Walla Walla, Washington 99362

(509) 529-2161

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Ronald L. Greenman

Thomas P. Palmer

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

Telephone: (503) 221-1440

Telecopy: (503) 972-3706

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Key Technology, Inc., an Oregon corporation (“Key Technology”), with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Duravant and Purchaser with the SEC on February 8, 2018.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 titled “Regulatory Approvals” is hereby amended and supplemented by adding the following at the end of the subsection:

“German Competition Law

Under the German Act against Restraints of Competition of 1957, as amended (“German Competition Law”), the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Cartel Office (the “FCO”) has cleared the transaction or the applicable waiting period has expired without the FCO having prohibited the transaction. Duravant and Key Technology filed the required premerger filing with the FCO on February 22, 2018, and the waiting period applicable to the Offer and Merger is scheduled to expire on March 22, 2018, unless earlier terminated by the FCO and absent an in-depth investigation commenced by the FCO. The commencement of such formal investigation by the FCO would extend the waiting period up to four months (five months if conditions or remedies are proposed by the parties) from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the FCO. The completion of the Offer and Merger without German merger control clearance could result in administrative penalties and the Offer and Merger being deemed invalid under German law. If the FCO determines that the acquisition of Shares in the Offer or the Merger would significantly impede effective competition, and particularly if it determines that such acquisition would lead to the creation or strengthening of a dominant market position, it may prohibit the acquisition of the Shares in the Offer or the Merger or clear it only subject to remedies such as divestitures. Based upon Key Technology’s examination of publicly available information and other information relating to the businesses in which Key Technology is engaged, Key Technology and Duravant believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate German Competition Law. Nevertheless, neither Key Technology nor Duravant can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made or that, if a challenge is made, what the result will be. In the event that the waiting period described in this paragraph is not earlier terminated by the FCO prior to the Expiration Time, Purchaser expects to extend the Expiration Time until the waiting period expires or is earlier terminated.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2018	KEY TECHNOLOGY, INC.

	By:	/s/ John J. Ehren
	Name:	John J. Ehren
	Title:	President and Chief Executive Officer